UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
( )*


HTG Molecular Diagnostics, Inc.

(Name of Issuer)


Common Stock

(Title of Class of Securities)


40434H104

(CUSIP Number)


March 10, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[   ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.




1.	Names of Reporting Persons.

Laurence W. Lytton


2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	______

(b)	______


3.	SEC Use Only


4.	Citizenship or Place of Organization  	USA

Number of Shares Beneficially Owned by Each Reporting Person With:

	5.	Sole Voting Power	             2,941,966 (1)

	6.	Shared Voting Power		0

	7.	Sole Dispositive Power              2,941,966 (1)

	8.	Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person	2,941,966 (1)

(1) these totals do not include 51,270 shares of Series A Convertible Preferred Stock convertible into 5,127,000 common shares which are subject to a 4.99% beneficial ownership limitation as described in the HTG Molecular 8-K filed February 26, 2020.


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)	______


11.	Percent of Class Represented by Amount in Row (9)	5.2%


12.	Type of Reporting Person (See Instructions)


IN

Item 1.

(a)	Name of Issuer

HTG Molecular Diagnostics, Inc.


(b)	Address of Issuer's Principal Executive Offices

3430 E. Global Loop, Tucson, Arizona  85706


Item 2.

(a) The names of the persons filing this statement are:

Laurence W. Lytton

(b) The principal business office of the Filers is located at:

467 Central Park West
New York, NY  10025

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of Common Stock of the Issuer
 (the "Stock").

(e) The CUSIP number of the Issuer is:  40434H104

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [    ] Investment company registered under section 8 of
the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [    ] An investment adviser in accordance with section
240.13d-1(b)(1)(ii)(E).

(f) [    ] An employee benefit plan or endowment fund in
 accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [    ] A parent holding company or control person in
accordance with 240.13d-1(b)(1)(ii)(G)

(h) [    ] A savings association as defined in section 3(b)
 of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [    ] A church plan that is excluded from the definition
 of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [    ] A non-U.S. institution in accordance with 240.13d-1(b)(ii)(J).

(k) [    ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution _______

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page. The percentage ownership reported in Item 11 is based on the Issuer having 56,837,085 shares outstanding after the transactions reported on the Issuers Form 8-K filed on February 26, 2020. Of the shares reported in Items 5 and 7 on the cover page, 254,818 shares are held for the benefit of the AWL Family LLC, 173,653 shares are held for the benefit of the Lytton-Kambara Foundation and 29,500 shares are held for the benefit of other accounts of which the reporting person is deemed to have beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person hasceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.


Item 7.	Identification and Classification of the Subsidiary Which
 Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forthin this statement is true, complete and correct.

Dated:	March 19, 2020

Laurence W. Lytton